

October 20, 2014

Via E-mail
Lijuan Hao
President, Treasurer, Secretary,
 Chief Financial Officer and Director
Pantop Corporation
Suite 3906, Far East Finance Centre
16 Harcourt Road
Admiralty, Hong Kong

> **Re:** **Pantop Corporation**
> **Registration Statement on Form S-1**
> **Filed September 23, 2014**
> **File No. 333-198885**

Dear Ms. Hao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   Please disclose how the shares will be marketed and how your sole director and officer will identify potential investors in the offering.

The Company, page 1

2.   Where you discuss your status as a development stage company that has not generated any revenues to date, as you do in the first paragraph, please also state that unless you achieve sales revenue sufficient to fund ongoing operations by the mid-point of the third quarter of the fiscal year that began on June 30, 2014, as you indicate on page 7, your business will likely fail.

Implications of Being an Emerging Growth Company, page 5

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Offering, page 6

4.   Where you disclose the percentage ownership of your sole director and officer after the offering, please also disclose the percentage ownership of Grenfell Capital after the offering.

Use of Proceeds, page 6

5.   We note your intention to use the offering proceeds "to execute [y]our business plan." Please provide more specific disclosure as to the particular uses of the offering proceeds. For instance, what steps of the business plan will be accomplished with offering proceeds, what steps will remain until you are able to generate revenues from the sale of your products, what amount of additional financing will be necessary to accomplish the remaining steps, and what are the anticipated source(s) of this additional financing?

If the target market cannot be recovered soon, page 9

6.   Please expand to describe more specifically the current status of the target market you mention here. For instance, we note your disclosure here that "there is no hint of recovery" in this market, but your disclosure in the third full paragraph on page 23 indicates that an "upward trend is expected to intensify over the coming years." Please revise accordingly. Also revise to explain the relationship of speed regulators to your business.   If you intend to focus on this market, please expand your disclosure in the Business section to describe the market and explain why you decided to focus on this particular market.

Risks Related to this Offering, page 10

7.   Please add a risk factor disclosing the risks related to the fact that following the offering your affiliates will continue to hold a majority of your shares and will therefore continue to control the company.

Use of Proceeds, page 14

8.   Please reconcile your statement here that you believe your anticipated funds and current cash balance will be sufficient to meet your cash requirements for business operations for at least twelve months following the date of this registration statement with your

disclosure in the first risk factor on page 9 and revise accordingly. To the extent your belief is based on the expectation that you will "successfully complete this offering at or near the maximum offering amount," as indicated on page 9, please revise your disclosure on page 14 to make that basis clear.

Description of Securities, page 19

9.   We note the description of preferred stock provided on page 19; however, Section 4 of your amended articles of incorporation filed as exhibit 3.2 indicates that no class of stock other than common stock shall be authorized. Please revise your disclosure regarding preferred stock or advise.

Description of Business, page 21

10.   Please revise the description of your business to clarify the steps you will need to undertake in order to execute your business strategies and the proposed timeline for completion of each of those steps. Indicate in detail how you intend to develop and operate the business. For instance, clarify the point in your timeline at which you will bring in "product experts" as indicated on page 22 that will "oversee the design process and production line." Also describe the "certain materials for use in the construction of your planned products" referenced in the second paragraph on page 21 that you will acquire with offering proceeds.

11.   Please describe the technologies you reference in the first paragraph, the glass-to-metal-seal and high temperature cofired ceramic (HTCC) technologies and explain why these technologies were selected for your products. Please also explain the terms "3 Pin VOA package," "Kovar package," and "BTP package" used on page 21.

12.   Your disclosure on page 22 and elsewhere throughout your document indicates that you intend to provide services in addition to products. Please expand your Business disclosure to describe the services you intend to sell.

Regulatory Matters, page 24

13.   Please expand your disclosure to describe the limitations of Chinese law on manufacturing and trading that you reference on page 9 as impacting your business because you are considered a foreign person under PRC law.

Report of Independent Registered Public Accounting Firm, page F-1

14.   We note that the report of your independent registered public accounting firm does not include the city and state (or country) where issued as required by Rule 2-02(a) of Regulation S-X. Please have your auditor revise its audit report to indicate the city and

state (or country) where issued. This comment also applies to the consent filed in Exhibit 23.1.

Security Ownership, page 33

15.   Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares held by Grenfell Capital Limited.

Certain Relationships and Related Transactions, page 34

16.   Please expand your disclosure to describe the corporate services provided and to be provided by Grenfell Capital.

Item 16. Exhibits, page 36

17.   Please file a legal opinion of counsel as required by Item 601(b)(5) of Regulation S-K. Please also file the agreement or agreements with Grenfell Capital Limited referenced on page 34 pursuant to Item 601(b)(10).

Exhibit 23.1

18.   Please reconcile the references in this consent to "September 18, 2014" to the date of the Report to the Stockholders and board of Directors of Pantop Corporation included on page F-1 of the filing, which is dated as of September 23, 2014. Prior to requesting effectiveness, please ensure that the date of the audit report referenced in the consent is correct.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Con Unerkov – Grenfell Capital Limited